

Mail Stop 3561

December 15, 2009

<u>Via U.S. Mail</u>

Steven Santo
Chief Executive Officer
Avantair, Inc.
4311 General Howard Drive
Clearwater, FL 33762

> **Re: Avantair, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 17, 2009**
> **File No. 333-163152**
>
> **Form 10-K for Fiscal Year Ended June 30, 2009**
> **Filed September 28, 2009**
> **File No. 000-51115**
>
> **Form 10-Q for Fiscal Quarter Ended September 30, 2009**
> **Filed November 16, 2009**
> **File No. 000-51115**
>
> **Form 8-K dated November 16, 2009**
> **Filed November 18, 2009**
> **File No. 000-51115**

Dear Mr. Santo:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement

General

1. Please provide us with legal analysis explaining why the fractional ownership interests in your planes should not be considered to be securities within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. You should also explain why offers or sales of the fractional ownership interests are permissible without registration under the Securities Act of 1933 and why you should not be considered a broker-dealer.

2. Please revise your Form S-1 to take into account our comments issued on your Form 10-K for the year ended June 30, 2009.

Prospectus

Outside Front Cover Page

3. Please indicate the market price of your securities as of the latest practicable date here and on page 15 under the heading "Price Range of Securities and Dividends."

4. Disclose the number of shares of common stock that you are registering by warrantholders upon the exercise of warrants. Refer to footnotes (27) and (28) of your "Selling Stockholders" table on page 45. Revise the "Registration Statement Fee Table," as applicable.

5. Please revise the first paragraph to say "sale" rather than "resale" and revise throughout the document accordingly.

Outside Back Cover Page

6. Please advise dealers of their prospectus delivery obligation. Refer to Item 502(b) of Regulation S-K.

Summary, page 1

7. Please include a paragraph to disclose your assets, revenues and income/loss for the most recent audited period and interim stub. Also disclose that you have incurred losses from inception and may never generate profits.

8. Refer to the third-to-last paragraph on page 1. Revise to disclose the name of the member of LW Air who received 2,373,260 warrants, the member's relationship with LW Air and whether the contract was negotiated at arms-length. Provide quantitative information regarding the amount of deposits that will be returned to the company for the four planes and the value of the eight-year management agreement so investors can assess the benefits of the transaction. Similarly revise your disclosure in the Business section.

9. Refer to the last sentence on page 1. Please revise to disclose the amount of capital on hand as of the most recent date practicable and the approximated month you will exhaust your funds assuming you are unable to augment such funds and there is no change in present trends. Revise throughout your filing for consistency.

Recent Developments, page 2

10. Reference is made to the issuance to a third party of 455,887 fully vested warrants to purchase shares of the company's common stock at an exercise price of $1.05 per share in consideration for services rendered relating to the company's June, September and October 2009 private placements. Please tell us and revise your filing to disclose in the notes to the consolidated financial statements how the warrants will be valued and accounted for within your financial statements.

11. Refer to the third-to-last paragraph on page 2. Please identify the third party and its affiliates who received 455,887 fully vested warrants and briefly describe the services rendered.

12. Refer to the last sentence of the last paragraph on page 2. Provide disclosure regarding the "certain conditions" that must be satisfied prior to December 31, 2009 to avoid forfeiture of one quarter of the warrants.

Industry Overview, page 3

13. Provide support for your statements in the first paragraph under this heading or revise to clarify that such statements are based solely upon your belief. Similarly revise your disclosure on page 24.

14. Please reconcile your disclosure in the second sentence of the second-to-last paragraph on page 3 that according to AvData, five companies have 10.0% or more of the total market for fractional aircraft with your disclosure that Flight Options, FlexJet, CitationShares have a *combined* market share of approximately 25.0%. Revise throughout your filing for consistency.

15. Refer to the last sentence on page 3. Describe any future plans for purchasing aircraft of a different type than Piaggio or delete your reference to the company's flexibility since Avantair, like some of its competitors, operates one aircraft type exclusively.

Risk Factors, page 7

16. Create a new risk factor to disclose the recent decline in the fractional share sales industry and how it has affected your business operations. We note that you have fractional aircraft shares available for sale as of November 12, 2009.

Avantair Has Been Unable To Receive A Listing Of Its Securities On NASDAQ, page 7

17. Refer to the disclosure in the last paragraph regarding the consummation of a reverse stock split. Revise to clearly provide the reasons for the reverse stock split and clarify that you cannot provide assurance that a reverse stock split will increase the trading price of your common stock.

Avantair Has A History of Losses And May Not Be Able To Generate, page 8

18. Please confirm to us that your independent auditor has not expressed substantial doubt about your ability to continue as a going concern. If so, please revise your disclosure here, and in the forefront of the Summary section, to clarify that your independent auditor's report expresses substantial doubt about your ability to continue as a going concern and file such report. Revise your disclosure throughout your filing for consistency.

Avantair's Management Systems And Personnel, page 8

19. Refer to the second-to-last sentence of the last paragraph on page 8. Please clarify whether you are referring to the requirements under Section 404 of the Sarbanes-Oxley Act of 2002. If not, please revise this risk factor, or add a risk factor, to discuss the disclosure and accounting controls that the company is required to comply with under the Sarbanes-Oxley Act.

Avantair's Dependence On Piaggio Avanti Aircraft Manufacturers Poses A Significant Risk To Its Business Prospects, page 9

20. Revise to describe the perceived risks associated with the company's business strategy of operating only one type of aircraft. Explain why you are limited to the use of Piaggio Avanti aircrafts and disclose whether you have faced production delays.

Avantair's Dependence On The Importation Of Foreign Aircraft, page 9

21. Disclose the name of the country of manufacture of the company's aircrafts and narrowly tailor your disclosure to briefly describe the statutory and regulatory requirements that must be complied with for exportation from the subject manufacturer's countries of operations and importation of the aircrafts into the United States.

Restriction On Foreign Ownership And Possible Required Divestiture, page 10

22. Revise to discuss how the company will decide whether to establish a redemption price based on the average closing price, the price at which the non-citizen acquired the stock, or at a price equal to the fair market value. Disclose whether a stockholder may challenge such determination. Disclose the formula the Board will use to calculate the fair market value of the stock.

Avantair's Business Is Subject To Extensive Government Regulation, page 11

23. We note your disclosure on page 30 that Avantair is subject to extensive environmental regulations, both domestically and internationally. Please revise this risk factor, or create a new risk factor, to discuss the risks associated with complying with these regulations.

Avantair May Not Be Able To Obtain Acceptable Customer Contracts, page 11

24. We note that while you have fractional aircraft shares available for sale, you intend to "substantially expand [your] fleet of airplanes." Revise the risk factor heading and risk factor to better explain the risk of expanding your operations during an economic recession with an existing inventory.

Avantair's Business Could Be Adversely Affected By A Failure To Attract, page 12

25. Please confirm that your pilots are not governed by collective bargaining agreements or other employment agreements. If so, please revise the risk factor

to disclose the inherent risks behind renewing such agreements. As applicable, describe the material terms of such agreements elsewhere in the prospectus.

Avantair's Business Is Affected By Many Changing Economic Conditions, page 12

26. We note that the fractional ownership share industry has suffered a decline due to the current economic recession. Revise to quantify the decline and the estimated amount of losses that you have faced due to the current economic recession.

The Operation of Aircraft is Dependent On The Price and Availability of Fuel, page 12

27. Please revise this risk factor to discuss the recent historically high prices of fuel for aircraft and the affect on the company's operating expenses.

Risks Related to This Offering, page 12

28. Please provide a risk factor subcaption describing the first risk factor under this heading relating to the volatility of the trading price of the company's stock.

The Concentration of Avantair's Capital Stock Ownership with Insiders Will Likely Limit Your Ability to Influence Corporate Matters, page 13

29. Revise the risk factor subcaption heading to disclose the percentage of your common stock that is owned by "insiders." Also define your use of the term "insider" here or in an appropriate place in the prospectus.

Use of Proceeds, page 14

30. Please quantify the maximum proceeds you could receive if all warrants held by selling stockholders were exercised. Revise the disclosure throughout the prospectus accordingly.

Price Range of Securities and Dividends, page 15

31. Please set forth the approximate number of holders of each class of your common equity as of the latest practicable date.

Management's Discussion and Analysis, page 16
Results of Operations, page 17
Fiscal year ended June 30, 2009 compared to the fiscal year ended June 30, 2008, page 18

32. We note that your discussion regarding operating expenses and interest and other income on page 19 is the same from your Form 10-K for the fiscal year ended June 30, 2009. However, as a result of your reclassification of the gain on sale of assets from other income to operating expenses, the amounts included in your narrative discussion no longer agree to the amounts presented on the face of your statements of operations. Please revise your discussion to reflect the reclassification accordingly.

Business, page 24

33. Refer to the fifth paragraph on page 24. Briefly describe the rights of the company to defer a portion of its aircraft deliveries from Piaggio, including notice requirements, limits on the number or timing of such deferments and any penalties. Disclose how often the company has exercised this option.

34. Refer to the fiscal year 2009 unit sales table on page 24. Please revise to disclose the amount of revenues generated for your products by category.

35. Please revise the third paragraph on page 25 to disclose information which is specific to the company, including the average passenger capacity of your planes, the average range of nautical miles and the range of list prices of the types of aircraft in your fleet.

36. Please revise the last paragraph on page 25 to provide quantitative information regarding the amount of deposits and progress payments paid by the company as of the most recent practicable date and the amount for which the company is contractually obligated that is currently outstanding. We note that as of November 12, 2009 you had contractual commitments to purchase 53 additional Piaggio Avanti aircrafts.

37. Provide support for you statement in the first paragraph on page 26 that due to the efficiency of the Avanti and the way Avantair calculates its management fee, Avantair's surcharges tend to be less than those charged by its competitors, and for your statement on page 28 that the pricing structure afforded by utilizing Piaggio Avanti allows Avantair to attract a customer desiring quality at a lower price point. Alternatively, revise these statements to indicate that they are based solely upon your belief.

38. We note that each fractional share owner owns an "undivided interest" in the related aircraft. Please revise to describe any assignment or transfer rights that a fractional share owner may have in relation to ownership of a fractional share.

39. Remove marketing language such as "very attractive" to describe your aircraft.

Compensation Discussion And Analysis, page 35

40. We note your disclosure in the second paragraph on page 36 that the compensation committee reviews surveys of executive compensation paid by peer companies in the fractional aircraft industry, as well as companies in other industries, in connection with the establishment of cash and equity compensation. Please advise us whether benchmarking is material to your compensation policies and decisions. If so, please list the companies to which you benchmark and disclose the degree to which the compensation committee considered such companies comparable to you.

Annual Incentive Compensation, page 36

41. We note your disclosure that discretionary annual bonuses are linked to the achievement of corporate goals and milestones. Please disclose whether you have established performance measures that must be achieved in order for your executive officers to earn annual incentive compensation and, if so, disclose the targets and the targets actually achieved for fiscal year ended 2009. If no such targets have been established, please discuss the subjective criteria you use to determine bonus amounts.

Summary Compensation Table, page 40

42. Please disclose all assumptions made in the valuation of stock awards reported in the Summary Compensation Table, either in a footnote or by a reference in a footnote to a discussion of those assumptions in a specific part of your financial statements, footnotes to the financial statements or discussion in the Management's Discussion and Analysis. Refer to the Instruction to Item 402(n)(2)(v) and (vi) of Regulation S-K.

43. Please revise footnote 2 to explain why Mr. Santo received an additional $140,000 performance bonus in fiscal year 2009 relating to his performance in fiscal year 2008. Advise us whether the relevant performance measure was satisfied during fiscal year ended 2008.

Selling Stockholders, page 44

44. Revise the first paragraph under this heading to provide the date the information was provided to the company by, or on behalf of, the selling stockholders relating to their share ownership.

45. Please identify the individual or individuals who have voting and dispositive power with respect to the shares being offered for sale by all legal entities.

46. Please revise to describe how each selling stockholder obtained their shares. Additionally, ensure that all agreements defining the rights of the security holders between a selling security holder and you are filed as exhibits to the registration statement. See paragraphs (b)(4) and (b)(10) of Item 601 of Regulation S-K.

47. In your table, please revise to clearly indicate the relationship, if any, the selling stockholder has had within the past three years with you or any of your affiliates. Refer to Item 507 of Regulation S-K.

48. Please identify all selling stockholders who are registered broker-dealers or affiliates of broker-dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation.

Related Party Transactions, page 50

49. Please revise to provide all information regarding related party transactions for the last two fiscal years. Provide the name(s) of each related person, the approximate dollar value involved in the transaction and the approximate dollar value of the amount of the related person's interest in the transaction. Refer to Item 404 of Regulation S-K.

50. We note your disclosure throughout your filing that you issued 2,373,260 warrants to a member of LW Air in a transaction in which the company transferred its purchase rights to four aircraft to LW Air and entered into an eight-year management agreement. Revise to disclose the name of the member of LW Air and consider whether the transaction is a related party transaction. Revise accordingly.

Registration Rights, page 53

51. Provide quantitative information regarding the number of shares which must be registered pursuant to the registration rights agreement between the founders and owners of the majority of the shares of the company's common stock prior to its initial public offering.

Condensed consolidated financial statements for the three months ended September 30, 2009

Note 5 – Subsequent Events, page F-15

52. We note that in connection with the October 2009 Securities Purchase and Exchange Agreement, the company exchanged 817,200 outstanding warrants for an aggregate 516,127 shares of the company's common stock. Please tell us and revise your filing to disclose whether any consideration was exchanged for the common stock and if not, please explain why and how the exchange of warrants for shares of common stock will be accounted for within your financial statements.

Part II. Information Not Required In Prospectus, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-1

53. Please provide the nature and aggregate amount of consideration received in exchange for the 6,684,822 shares of common stock and indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed, along with the facts relied upon to make the exemption available. Refer to Item 701 of Regulation S-K. Update your disclosure regarding whether certain milestones were achieved prior to February 23, 2009 in relation to the possible issuance of 4,774,873 shares of common stock to the Old Avantair stockholders.

54. We note your disclosure that you have engaged in several other private placement transactions, and issued warrants in consideration for services rendered in connection with these private placements. Please fully provide the disclosure here regarding the recent sales of unregistered securities as required under Item 701 of Regulation S-K.

Item 16. Exhibits, page II-3

55. Please file any material agreements as exhibits to your next amendment, including the sale and leaseback agreement dated August 11, 2006 between the company

and JMMS, LLC, the purchase contract for 53 additional Piaggio Avanti II aircraft, your agreement with LW Air LLC and your various financing commitments. Refer to Item 601(b)(10) of Regulation S-K.

Annual Report on Form 10-K for the fiscal year ended June 30, 2009

Consolidated Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-10

Note 7 – Commitments and Contingencies, page F-18
Purchase Commitment, page F-19

56. We note your response to our prior comment six and require additional information. Please tell us how the acquisition by EAS affected your accounting for Share 100, a formerly wholly owned subsidiary. Your disclosure indicates that EAS now owns the Class A shares and the company owns the Class B shares. Please tell us how the sale of the Class A share impacted your ownership of Share 100 and tell us whether you still consolidate Share 100 after the sale of the Class A share. We may have further comment upon receipt of your response.

Note 8 – Capital Lease Transactions, page 19

57. We note your response to our prior comment number seven. Please tell us how the liability for 100 hours for flight time per year totaling $871,000 is being liquidated as flight hours occur. Specifically, provide us with the journal entries used to record the initial liability and the subsequent liquidation as flight hours occur within your financial statement and revise your footnote in future filings to disclose your accounting treatment for the additional consideration of 100 hours of flight time per year to Midsouth.

Note 15 – Vendor Service Reimbursement, page F-25

58. We note your response to prior comment 12; however, we require further clarification. You indicate in your response that you accrue maintenance expense based upon engine hours flown and that prior to January 2009 and finalization of the termination agreement with your previous service provider, you had accrued but did not pay $1.9 million in maintenance expense based upon engine hours flown. In this regard, please explain to us whether the maintenance services had already been provided to the company and if so, why the service provider was willing to forgive the $1.9 million. Further, your response indicates that upon execution of a new maintenance service agreement, the company accrued $2.1 million for engine repair and maintenance costs during the fourth quarter of fiscal 2009. Please explain to us of the $2.1 million maintenance expense accrued how

much was related to maintaining the airplane for hours flown during and prior to the fourth quarter. If a significant portion was related to maintaining the airplanes based on usage prior to the fourth quarter, then please explain why you believe your accounting treatment to reverse the expense in the third quarter was appropriate. We may have further comment upon receipt of your response.

59. Additionally, please tell us and revise future filings to disclose the method the company applies for planned major maintenance activities under FSP-AUG AIR-1 as required by paragraph 11a of the FSP.

Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009

Financial Statements, page 1
Notes to Condensed Consolidated Financial Statements, page 7
Note - 5 Subsequent Events, page 14

60. We note your disclosure regarding the warrants issued in connection with the eight year management agreement for aircraft purchased by LW Air pursuant to the existing aircraft purchase agreement between the company and Piaggio America, Inc. We also note that you will manage the aircraft for a monthly fee and that the agreement also allows the company to enter into short-term leases for the use of the aircraft at a specified dry lease rate per flight hour. However, it is unclear to us based upon your existing disclosures the underlying economic reasons for why the company issued warrants in connection with the transaction. In this regard, please explain to us in greater detail, the nature and terms of the transaction, including the business reasons underlying the issuance of the warrant to purchase 2,373,620 shares of the company common stock to the member of LW Air. Also, tell us why you believe it is appropriate to account for the fair value of the warrants as a charge to cost of flight operations on a straight-line basis ratably over the term of agreement (rather than a reduction of revenue) and provide us with the accounting guidance you relied upon which supports the basis for your conclusions.

61. Furthermore, please tell us and revise your disclosure in future filings to disclose the fair value assigned to the warrants and the method used to estimate the fair value of the warrants, including the significant assumptions used.

Form 8-K dated November 16, 2009

62. We note your presentation of EBITDA. As originally requested in our prior comment 14, please revise future filings include a reconciliation (in tabular format) of this non-GAAP measure to the most closely related GAAP amount. Further, we note that you use the measure income (loss) from operations as the

most directly comparable GAAP financial measure to reconcile EBITDA; however, earnings is intended to mean net income as presented in the statements of operations under GAAP and therefore, measures that are calculated differently should be not characterized as EBITDA. Refer to FR-65 and questions 14 and 15 of the staff's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, issued June 13, 2003. Please revise future filings accordingly.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jean Yu at (202) 551-3305 or Heather Clark at (202) 551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3642 with any other questions.

Regards,

Lauren Nguyen
Attorney-Advisor

cc: Jamie Knox, Esq.
        Douglas Rappaport, Esq.
        Fax: (212) 335-4501